Exhibit 99.1

30 May 2023

Tremor International Ltd
("Tremor" or the "Company")

Tremor International Reports Results for the First Quarter Ended March 31, 2023

Significantly expanded CTV footprint during Q1 2023; CTV revenue grew 34% year-over-year and increased to 34% of programmatic revenue

Recently launched cross-platform planner expected to expand total addressable market and accelerate
Company’s CTV growth opportunity as linear TV advertisers continue to extend into streaming and CTV

Expecting growth in Contribution ex-TAC, CTV revenue, and Adjusted EBITDA in Q2 2023 vs. Q1 2023 driven by improved advertising conditions and enhanced sales organization

Maintaining full year 2023 Contribution ex-TAC and Adjusted EBITDA guidance due to expectations for improved results in Q2 2023 vs. Q1 2023 and expectations for further momentum in H2 2023 vs. H1 2023 and H2 2022

NEW YORK, May 30, 2023 -- Tremor International Ltd. (AIM/NASDAQ: TRMR) (“Tremor” or the “Company”), a global leader in data-driven video and Connected TV (“CTV”) advertising technology offering an end-to-end platform that enables advertisers to optimize their campaigns and media companies to maximize inventory yield, announced today its financial and operating results for the first quarter ended March 31, 2023. First quarter 2023 financial results reflect the combined performance of Tremor International and Amobee, while first quarter 2022 comparative figures do not include results from Amobee.

Financial Summary

•
Generated Q1 2023 Contribution ex-TAC of $66.9 million, compared to $71.0 million in Q1 2022, reflecting a year-over-year decrease of 6%, as advertiser budgets remained constrained by continued macroeconomic challenges throughout the quarter, particularly during January and February. Revenue in the Company’s non-core business, focused on Performance activities, was negatively impacted by well-documented weakness in the financial technology sector during the first quarter, as anticipated. However, programmatic revenue during Q1 2023 was $62.5 million, compared to $59.1 million in Q1 2022, which reflected 6% year-over-year growth.

•	Continued to grow CTV market share, generating CTV revenue of $21.3 million in Q1 2023, compared to $15.8 million in Q1 2022, which reflected a Q1 record and a year-over-year increase of 34%.

•
Generated Q1 2023 Adjusted EBITDA of $8.9 million, compared to $38.7 million in Q1 2022. This decrease in Adjusted EBITDA was exacerbated by a weak advertising environment during the first quarter as well as the ongoing integration of Amobee. The Company expects to generate increased Contribution ex-TAC in Q2 2023 vs. Q1 2023 and H2 2023 vs. H1 2023, which is expected to drive corresponding increases in Adjusted EBITDA, as the majority of the anticipated added Contribution ex-TAC is expected to flow through to Adjusted EBITDA as a result of the Company’s strong cost controls.

•
Achieved a 12% Adjusted EBITDA Margin on a revenue basis, and 13% on a Contribution ex-TAC basis in Q1 2023 compared to a 48% Adjusted EBITDA Margin on a revenue basis and 54% on a Contribution ex-TAC basis in Q1 2022. The Company expects Adjusted EBITDA Margins to increase throughout the remainder of 2023. The Company also generated a (25%) Net loss Margin on a revenue basis and (41%) on a gross profit basis in Q1 2023 compared to a 14% Net Income Margin on a revenue basis and 19% on a gross profit basis in Q1 2022.

•
CTV revenue during the three months ended March 31, 2023 reflected 34% of programmatic revenue, up from 27% in Q1 2022, while programmatic revenue expanded to 87% of revenue in Q1 2023 from 73% in Q1 2022.

•
Video revenue continued to represent the majority of the Company’s programmatic revenue at approximately 75% in Q1 2023. Video revenue is expected to increase as a percentage of programmatic revenue beginning later in 2023 following the anticipated completion of the Amobee integration, as the Company continues to expect to execute on cross selling its video capabilities to Amobee customers and attract new customers.

•
As of March 31, 2023, the Company had net cash of $89.1 million, which consisted of cash and cash equivalents of $190.5 million, offset by $100.0 million in principal long-term debt and $1.4 million of capital leases (consisting entirely of the Company’s server leases), as well as $80 million undrawn on the Company’s revolving credit facility, which continues to provide strong liquidity for the ongoing needs of the business and future potential strategic investments and initiatives.

"During the first quarter we achieved significant progress executing on our strategic vision to combine Tremor International and Amobee into a horizontally integrated CTV- and video-focused technology platform fueled by unique and exclusive data, for the benefit of customers on both sides of the ecosystem,” said Ofer Druker, Chief Executive Officer of Tremor International. “The heaviest-lifting in the integration process has already been completed as we’ve enhanced and scaled our unified sales team through platform and process combination, as well as advanced training, made solid progress combining our DSPs, and launched our cross-platform planning technology, the combination of which we believe enhances our CTV growth opportunity as advertisers and broadcasters increasingly expand into CTV.”

Mr. Druker added, “Our vision is becoming a reality as we expect to largely complete the technology integration of Amobee by the end of H1 2023, further positioning the Company for accelerated CTV market share gains, Contribution ex-TAC growth, and enhanced profitability for the remainder of 2023. This confidence is underpinned by recent improvements in advertising conditions, which we expect to continue during H2 2023, and the expectation to generate revenue from our VIDAA investment later this year. We are pleased to reiterate our full year 2023 Contribution ex-TAC and Adjusted EBITDA guidance and believe we are poised to capitalize on ongoing industry trends with enhanced scale to further our leadership position in programmatic CTV advertising.”

Operational Highlights

•	Significant progress achieved integrating Amobee including major sales team enhancements and launch of cross-platform planner; integration on track to be largely completed by end of H1 2023
o
Invested significant resources and management efforts in Q1 2023 enhancing the combined sales team by unifying the sales processes and platforms, providing advanced training to better promote the Company’s horizontal solution, and educating customers through enhanced marketing materials and sales collateral, positioning the team to drive future growth and CTV market share gains.

o
Made the strategic decision to migrate Tremor Video’s CTV and video algorithms and capabilities to the Amobee DSP, given its stronger enterprise capabilities, and move forward with sunsetting the Tremor Video DSP. The Company also successfully migrated the majority of Tremor Video’s managed business to the Amobee DSP during Q1 2023.

o
Launched self-service cross-platform planner, a first-to-market technology, which the Company believes expands its total addressable market and accelerates its CTV growth opportunity, as linear TV advertisers and broadcasters increasingly seek solutions to expand into CTV.

o
Amobee customers are demonstrating increased interest in the Company’s CTV and video solutions and are increasingly leveraging Unruly for inventory, to realize the data and cost advantages of transacting end-to-end. The Company expects further momentum in its cross-selling efforts amidst recent improvements to the Company’s unified salesforce and expected platform enhancements following the completed technology integration of Amobee.

o
Management continues to expect total annualized operating cost synergies of approximately $65 million and will remain focused on identifying additional opportunities to optimize the Company’s overall cost structure and drive further efficiency.

•
Expanded relationships with major smart TV manufacturers and CTV operating systems, having announced a new partnership with TCL FFALCON, while Hisense and VIDAA’s offerings, scale, reach, and distribution continued to grow

o
The partnership between Unruly and TCL FFALCON grants advertisers leveraging Amobee direct access to TCL FFALCON’s innovative ad units on premium CTV/OTT inventory in the TCL Channel, providing them with the opportunity to deliver highly impactful ads to receptive audiences across the U.S., Europe, and APAC.

o
Hisense announced it will make NBA League Pass, the NBA’s premium live game subscription service available on the NBA App, accessible on Hisense TVs in North America beginning with the 2023 – 2024 season. Tremor anticipates additional revenue opportunities related to this development, as well as future sports-related CTV advertising opportunities for its customers through its relationship with Hisense and VIDAA.

o
VIDAA, the fastest-growing smart TV operating system platform among the top Smart TV manufacturers in the world, launched the latest version of its Smart TV operating system platform, and, according to VIDAA, its OEM support team with direct manufacturing partner relationships now ships over 10 million devices annually.

•	Achieved notable new advertiser customer growth and increased supply partner adoption, while successfully retaining the vast majority of Tremor International’s and Amobee’s customers during Q1 2023
o	The Company added 45 new actively spending first time advertiser customers during Q1 2023 across travel, real estate, and financial services verticals, as well as others.
o
In Q1 2023, Unruly added 62 new supply partners, including 49 in the US, across several verticals and formats including online video, mobile, and CTV. Mediahub, an award-winning media agency, also selected Unruly as a preferred SSP.

o	Unruly CTRL, Tremor’s self-service platform for publishers, saw PMP (“Private Marketplace”) revenue increase by 247% during Q1 2023 compared to Q1 2022.
o
Tr. ly continued to drive growth in its premium creative products in the U.S. during Q1 2023 including a 67% increase in data-driven creative campaigns and a 50% uplift in creative measurement campaigns, compared to Q1 2022.

•	Enhanced ESG offerings through the creation of a Green Media Product for CTV via global partnership with Scope3
o
The partnership enables Scope3’s carbon emission measurement methodology to be applied to CTV inventory (a first for the industry) and, through Unruly, buyers can now access Green Media Product (“GMP”) curated deals to achieve performance goals while mapping and measuring the carbon emissions of their media spend across several formats and devices, now including CTV.

•	Significant progress made on rebranding initiative and the Company expects to announce its new unified brand name by the end of H1 2023
o
The Company believes the consolidation of its brand portfolio under one name will further enhance its commercial focus and better convey the holistic value proposition of its horizontal platform. The rebranding reflects a key milestone in the process of completing the integration of Amobee, and better positions the Company to capitalize on future growth opportunities.

Share Repurchase Program Updates

o	Tremor International repurchased 2,505,851 Ordinary shares during Q1 2023 at an average price of 288.91 pence, reflecting a total investment of approximately £7.3 million, or $8.8 million.
o
The Company completed its $20 million Ordinary share repurchase program during Q1 2023 and, for the entirety of the program, repurchased 5,620,161 Ordinary shares at an average price of 297.54 pence, reflecting a total investment of approximately £16.8 million, or $20.0 million, including fees.

o
In total, from March 1, 2022 through March 31, 2023, the Company repurchased 19,412,646 Ordinary shares through its two completed share repurchase programs, or approximately 13% of outstanding Ordinary shares, at an average price of 397.01 pence, reflecting a total investment of approximately £77.3 million, or $95.0 million.

Financial Guidance

o
Management continues to expect challenging macroeconomic conditions to weigh on advertising budgets for the near future, at least through the first half of 2023, but anticipates improved results throughout the remainder of 2023, compared to 2022 and the early part of 2023. Thus far in Q2 2023, Tremor has experienced stronger advertising demand compared to late 2022 and early 2023.

o
Based on increased levels of advertiser activity generated on the platform to this point in Q2 2023, combined with an improving advertising environment, an enhanced unified sales team, and the expectation to largely complete the technology integration of Amobee by the end of the current quarter, management remains cautiously optimistic that it can deliver sequential quarterly, and year-over-year, growth in Contribution ex-TAC and CTV revenue, as well as sequential quarterly growth in Adjusted EBITDA, during Q2 2023.

o
Despite the expectation for continued market pressures, management continues to anticipate increased Contribution ex-TAC, CTV revenue, and Adjusted EBITDA in H2 2023 vs. H1 2023 and H2 2022, amidst expectations for ongoing recovery in the advertising demand environment during H2 2023. Management’s confidence is further underpinned by expectations for accelerated growth following the anticipated completion of the Amobee integration, and the belief that the Company will generate revenue associated with its investment in VIDAA beginning in late-2023. Accordingly, Tremor International maintains its expectations for:

•	Full year 2023 Contribution ex-TAC of approximately $400 million
•	Full year 2023 Adjusted EBITDA in a range of approximately $140 – $145 million

o	For full year 2023, management expects programmatic revenue to reflect approximately 90% of the Company’s full year 2023 revenue.

First Quarter 2023 Financial Highlights ($ in millions, except per share amounts)

	Three months ended March 31
	2023	2022	%
IFRS highlights
Revenues	71.7	80.9	(11%)
Programmatic Revenues	62.5	59.1	6%
Operating Profit (loss)	(15.2)	14.3	(206%)

Net Income (loss) Margin on a Gross Profit basis	(41%)	19%

Total Comprehensive Income (loss)	(17.3)	9.2	(287%)
Diluted earnings (loss) per share	(0.12)	0.07	(274%)

Non-IFRS highlights
Contribution ex-TAC	66.9	71.0	(6%)

Adjusted EBITDA	8.9	38.7	(77%)
Adjusted EBITDA Margin on a Contribution ex-TAC basis	13%	54%

Non-IFRS net Income (loss)	(5.0)	27.5	(118%)
Non-IFRS Diluted earnings (loss) per share	(0.03)	0.17	(120%)

First Quarter 2023 Financial Results Webcast and Conference Call Details

•	Tremor International First Quarter Ended March 31, 2023 Earnings Webcast and Conference Call
•	May 30, 2023, at 6:00 AM PT, 9:00 AM ET, and 2:00 PM BST
•	Webcast Link: https://edge.media-server.com/mmc/p/awbboos3
•	Participant Dial-In Numbers:
•	US/CANADA Participant Toll-Free Dial-In Number: (800) 715-9871
•	UK Participant Toll-Free Dial-In Number: +44 800 260 6466
•	INTERNATIONAL Participant Dial-In Number: (646) 307-1963
•	Conference ID: 9431951

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Adjusted EBITDA Margin, Non-IFRS Net Income, and Non-IFRS Earnings per share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to, the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures, and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA," and "Reconciliation of Net Income (Loss) to Non-IFRS Net Income (Loss)," included as part of this press release.

o
Contribution ex-TAC: Contribution ex-TAC for Tremor International is defined as gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Performance media cost represents the costs of purchases of impressions from publishers on a cost-per-thousand impression basis in our non-core Performance activities.  Contribution ex-TAC is a supplemental measure of our financial performance that is not required by, or presented in accordance with, IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Tremor International, because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

o
Adjusted EBITDA: We define Adjusted EBITDA for Tremor International as total comprehensive income for the period adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax benefit, depreciation and amortization, stock-based compensation, restructuring, acquisition and IPO-related costs and other expenses (income), net. Adjusted EBITDA is included in the press release because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors, and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

o	Adjusted EBITDA Margin: We define Adjusted EBITDA Margin as Adjusted EBITDA on a Contribution ex-TAC basis.

o
Non-IFRS Income (Loss) and Non-IFRS Earnings (Loss) per Share:  We define non-IFRS earnings (loss) per share as non-IFRS income (loss) divided by non-IFRS weighted-average shares outstanding. Non-IFRS income (loss) is equal to net income excluding stock-based compensation, and cash- and non-cash-based acquisition and related expenses, including amortization of acquired intangible assets, merger-related severance costs, and transaction expenses. In periods in which we have non-IFRS income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share includes the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units, and performance stock units, each computed using the treasury stock method. We believe non-IFRS earnings (loss) per share is useful to investors in evaluating our ongoing operational performance and our trends on a per share basis, and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings (loss) per share is that other companies may define non-IFRS earnings per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings (loss) per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income.

We do not provide a reconciliation of forward-looking non-IFRS financial metrics, because reconciling information is not available without an unreasonable effort, such as attempting to make assumptions that cannot reasonably be made on a forward-looking basis to determine the corresponding IFRS metric.

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulations (EU) No. 596/2014 (as implemented into English law) ("MAR"). With the publication of this announcement via a Regulatory Information Service, this inside information is now considered to be in the public domain.

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data, and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

Amobee optimizes outcomes for advertisers and media companies, while providing a better consumer experience. Its platform assists customers by furthering their audience development, optimizing their cross-channel performance across TV, Connected TV, and digital media, and driving new customer growth through detailed analytics and reporting. To learn more, visit www.amobee.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit: https://www.tremorinternational.com/

For further information please contact:

Tremor International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
tremorir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Kate Kilgallen
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited
Fred Walsh
Alain Dobkin
Nick Adams
Richard Short
Tel: +44 20 7710 7600

PR Contact
Caroline Smith
VP, Communications, Tremor International
csmith@tremorinternational.com

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Tremor identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the anticipated financial results for Q2 2023, H1 2023, H2 2023, and full year 2023; anticipated benefits of Tremor’s strategic transactions and commercial partnerships; anticipated features and benefits of Tremor’s products and service offerings; Tremor’s positioning for continued future growth in both the US and international markets in 2023 and beyond; Tremor’s medium- to long-term prospects; management’s belief that Tremor is well-positioned to benefit from anticipated future industry growth trends and Company-specific catalysts; the potential negative impact of inflationary pressures, rising interest rates, geopolitical and macroeconomic uncertainty, recession concerns, and the widespread global supply chain issues that have limited advertising activity and the anticipation that these challenges could continue to have an impact for the remainder of 2023 and beyond; the future impact of the Company’s liquidity position and its ability to meet the ongoing needs of the business as well as for future potential investments and related initiatives; the anticipated benefits from the Company’s investment in VIDAA and its enhanced strategic relationship with Hisense; the anticipated benefits and synergies from the Amobee acquisition and ability of Tremor to continue to recognize those synergies; Tremor’s ability to continue to execute on cross-selling opportunities and its introduction of new technology products to a significantly larger customer base and addressable market; the timing to complete the technology integration of Amobee, as well as any other statements related to Tremor’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Tremor's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions, potential negative developments in the COVID-19 pandemic as well as global conflicts and war, and how those developments may adversely impact Tremor’s business, customers, and the markets in which Tremor competes, changes in industry trends, the risk that Tremor will not realize the anticipated benefits of its acquisition of Amobee and strategic investment in VIDAA, including as a result of an inability to integrate Amobee’s business effectively and efficiently into Tremor, and other negative developments in Tremor's business or unfavourable legislative or regulatory developments. Tremor cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 7, 2023. Any forward-looking statements made by Tremor in this press release speak only as of the date of this press release, and Tremor does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Tremor, and the Tremor logo are trademarks of Tremor International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA

	Three months ended March 31
	2023	2022	%
($ in thousands)
Total comprehensive income (loss)	(17,289)	9,234	(287%)
Foreign currency translation differences for foreign operation	(620)	2,130
Tax expenses	3,461	3,248
Financial income, net	(758)	(273)
Depreciation and amortization	16,989	7,727
Stock-based compensation	7,074	16,029
Acquisition related costs	-	598
Adjusted EBITDA	8,857	38,693	(77%)

Reconciliation of Revenue to Contribution ex-TAC

	Three months ended March 31
	2023	2022	%
($ in thousands)
Revenues	71,737	80,874	(11%)
Cost of revenues (exclusive of depreciation and amortization)	(16,097)	(16,397)
Depreciation and amortization attributable to Cost of Revenues	(11,927)	(3,829)
Gross profit (IFRS)	43,713	60,648	(28%)
Depreciation and amortization attributable to Cost of Revenues	11,927	3,829
Cost of revenues (exclusive of depreciation and amortization)	16,097	16,397
Performance media cost	(4,881)	(9,857)
Contribution ex-TAC (Non-IFRS)	66,856	71,017	(6%)

Reconciliation of Net Income (Loss) to Non-IFRS Net Income (Loss)

	Three months ended March 31
	2023	2022	%
($ in thousands)
Net Income (loss)	(17,909)	11,364	(258%)
Acquisition related costs	-	598
Amortization of acquired intangibles	7,643	4,015
Stock-based compensation expense	7,074	16,029
Tax effect of Non-IFRS adjustments (1)	(1,820)	(4,466)
Non-IFRS Income (loss)	(5,012)	27,540	(118%)

Weighted average shares outstanding—diluted (in millions) (2)	143.4	160.4

Non-IFRS diluted Earnings (loss) Per Share (in USD)	(0.03)	0.17	(120%)

(1)	Non-IFRS income includes the estimated tax impact from the expense items reconciling between net income and non-IFRS income
(2)	Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings per share

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	March 31	December 31
	2023	2022
	USD thousands
Assets
ASSETS:
Cash and cash equivalents	190,487	217,500
Trade receivables, net	164,055	219,837
Other receivables	10,980	23,415
Current tax assets	1,277	750

TOTAL CURRENT ASSETS	366,799	461,502

Fixed assets, net	26,764	29,874
Right-of-use assets	29,674	23,122
Intangible assets, net	392,019	398,096
Deferred tax assets	14,829	18,161
Investment in shares	25,000	25,000
Other long-term assets	498	406

TOTAL NON-CURRENT ASSETS	488,784	494,659

TOTAL ASSETS	855,583	956,161

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	13,372	14,104
Trade payables	136,304	212,690
Other payables	35,748	45,705
Current tax liabilities	8,891	9,417

TOTAL CURRENT LIABILITIES	194,315	281,916

Employee benefits	238	238
Long-term lease liabilities	21,766	15,234
Long-term debt	98,674	98,544
Other long-term liabilities	6,779	7,452
Deferred tax liabilities	1,060	1,162

TOTAL NON-CURRENT LIABILITIES	128,517	122,630

TOTAL LIABILITIES	322,832	404,546

SHAREHOLDERS’ EQUITY:
Share capital	408	413
Share premium	398,937	400,507
Other comprehensive loss	(5,181)	(5,801)
Retained earnings	138,587	156,496

TOTAL SHAREHOLDERS’ EQUITY	532,751	551,615

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	855,583	956,161

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Three months ended March 31
	2023	2022
	USD thousands

Revenues	71,737	80,874

Cost of Revenues (Exclusive of depreciation and amortization shown separately below)	16,097	16,397

Research and development expenses	13,247	6,383
Selling and marketing expenses	28,574	20,360
General and administrative expenses	12,036	20,771
Depreciation and amortization	16,989	7,727
Other income, net	-	(5,103)

Total operating costs	70,846	50,138

Operating Profit (Loss)	(15,206)	14,339

Financing income	(2,927)	(712)
Financing expenses	2,169	439

Financing income, net	(758)	(273)

Profit (Loss) before taxes on income	(14,448)	14,612

Tax expenses	(3,461)	(3,248)

Profit (Loss) for the period	(17,909)	11,364

Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operation	620	(2,130)

Total other comprehensive income (loss) for the period	620	(2,130)

Total comprehensive income (loss) for the period	(17,289)	9,234

Earnings (loss) per share
Basic earnings (loss) per share (in USD)	(0.12)	0.07
Diluted earnings (loss) per share (in USD)	(0.12)	0.07

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Share capital	Share premium	Other comprehensive income (loss)	Retained earnings	Total
	USD thousands

Balance as of January 1, 2023	413	400,507	(5,801)	156,496	551,615
Total Comprehensive income (loss) for the period
Loss for the period	-	-	-	(17,909)	(17,909)
Other comprehensive income:
Foreign Currency Translation	-	-	620	-	620

Total comprehensive Income (loss) for the period	-	-	620	(17,909)	(17,289)

Transactions with owners, recognized directly in equity
Own shares acquired	(7)	(8,741)	-	-	(8,748)
Share based payments	-	7,042	-	-	7,042
Exercise of share options	2	129	-	-	131

Balance as of March 31, 2023	408	398,937	(5,181)	138,587	532,751

Balance as of January 1, 2022	442	437,476	698	133,759	572,375
Total Comprehensive income (loss) for the period
Profit for the period	-	-	-	11,364	11,364
Other comprehensive loss:
Foreign Currency Translation	-	-	(2,130)	-	(2,130)

Total comprehensive Income (loss) for the period	-	-	(2,130)	11,364	9,234

Transactions with owners, recognized directly in equity
Own shares acquired	(5)	(12,735)	-	-	(12,740)
Share based payments	-	16,279	-	-	16,279
Exercise of share options	4	1,486	-	-	1,490

Balance as of March 31, 2022	441	442,506	(1,432)	145,123	586,638

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended March 31
	2023	2022
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (Loss) for the period	(17,909)	11,364
Adjustments for:
Depreciation and amortization	16,989	7,727
Net financing income	(858)	(305)
Share-based compensation and restricted shares	7,074	16,029
Tax expenses	3,461	3,248

Change in trade and other receivables	68,576	36,113
Change in trade and other payables	(84,270)	(51,501)
Change in employee benefits	2	(59)
Income taxes received	159	636
Income taxes paid	(2,034)	(7,371)
Interest received	2,883	353
Interest paid	(1,959)	(110)

Net cash provided by (used in) operating activities	(7,886)	16,124

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits, net	634	(198)
Payments on finance lease receivable	277	259
Acquisition of fixed assets	(2,015)	(155)
Acquisition and capitalization of intangible assets	(4,349)	(1,595)
Proceeds from sale of business unit	-	231
Acquisition of subsidiaries, net of cash acquired	-	(52)

Net cash used in investing activities	(5,453)	(1,510)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(8,952)	(10,505)
Proceeds from exercise of share options	131	1,490
Leases repayment	(4,504)	(2,006)

Net cash used in financing activities	(13,325)	(11,021)

Net increase (decrease) in cash and cash equivalents	(26,664)	3,593

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF PERIOD	217,500	367,717

EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	(349)	(483)

CASH AND CASH EQUIVALENTS AS OF THE END OF PERIOD	190,487	370,827